Exhibit 1

Transactions in the Shares During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased / (Sold)	Price per Share ($)	Date of Transaction

CARRONADE CAPITAL MANAGEMENT, LP
(Through the Managed Accounts)

Sale of Common Stock	(32,500)	14.3040	06/08/2026
Purchase of Cash-Settled Total Return Swap	65,817	15.0085	08/04/2026
Purchase of Cash-Settled Total Return Swap	100,000	14.9966	08/05/2026
Sale of Cash-Settled Total Return Swap	(165,817)	14.8400	08/06/2026
Purchase of Common Stock	165,817	14.8400	08/06/2026